SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALENDAR OF CORPORATE EVENTS
2011

11/16/2011

CALENDAR OF CORPORATE EVENTS
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Chief Financial Officer (CFO)	Name: Marcela Aparecida Drehmer Andrade
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Marcela Aparecida Drehmer Andrade
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia (BA) Jornal A Tarde (BA) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2010
EVENT	DATE
Accessible to Shareholders	03.17.2011
Publication	03.18.2011
Submission to BM&FBOVESPA	03.17.2011

Standardized Financial Statement (DFP), as of 12/31/2010
EVENT	DATE
Submission to BM&FBOVESPA	03.17.2011

Annual Financial Statement, in 20F Form, as of 12/31/2010
EVENT	DATE
Submission to BM&FBOVESPA	06.10.2011

Reference Form, as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	05.31.2011

Quarterly Financial Statements – ITR
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 1st quarter of 2011	05.12.2011
Referring to 2nd quarter of 2011	08.11.2011
Referring to 3rd quarter of 2011	11.10.2011

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Quarterly Financial Statements – ITR (in English)
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 4th quarter of 2010	03.30.2011
Referring to 1st quarter of 2011	05.24.2011
Referring to 2nd quarter of 2011	08.19.2011
Referring to 3rd quarter of 2011	11.17.2011

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04.14.2011
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04.14.2011
Annual Shareholders’ Meeting	04.29.2011
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&FBOVESPA	04.29.2011

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice (ESM 01.31.2011)	01.13.2011
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available (ESM 01.31.2011)	01.13.2011
Extraordinary Shareholders’ Meeting	01.31.2011
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	01.31.2011

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts in São Paulo - SP / 2010 Results Hotel Intercontinetal, Alameda Santos, 1123	03.22.2011
Public Meeting with Analysts in Rio de Janeiro - RJ / 2010 Results Hotel Marriot, Av. Atlantica, 2600 – Copacabana	04.04.2011
Public Meeting with Analysts in Porto Alegre - RS / 2010 Results Hotel Sheraton , Rua Olavo Barreto Viana, 18 – Moinhos de Vento	04.01.2011
Public Meeting with Analysts in São Paulo - SP / 1H11 Results Hotel Intercontinetal, Alameda Santos, 1123	08.16.2011

Conference Calls (Optional)
EVENT	DATE
2010 National and International Conference Call	03.18.2011
1st Quarter of 2011National and International Conference Call	05.13.2011
2nd Quarter of 2011National and International Conference Call	08.12.2011
3rd Quarter of 2011National and International Conference Call	11.10.2011

Board of Directors’ Meetings
EVENT	DATE
Resignation of the Board of Directors’ members	01.13.2011
Submission to BM&FBOVESPA	01.13.2011

Changes in the Finance and Investments Braskem’s committee; oxigen and nitrogen supply agreement and 2011 calendar review.	02.09.2011
Submission to BM&FBOVESPA	02.09.2011

Referring to Fiscal Year 2010	03.16.2011
Submission to BM&FBOVESPA	03.16.2011

Commercial Agreement on ethane, propane and refinery gas purchase agreement entered into between Rio Polímeros S/A (“RioPol”) and Petróleo Brasileiro S/A (“Petrobras”) and construction of the new butadiene unit with capacity production of 100Kt/year in Rio Grande do Sul.	03.29.2011
Submission to BM&FBOVESPA	03.29.2011

Referring to 1st quarter of 2011	05.11.2011
Submission to BM&FBOVESPA	05.11.2011

Disposal by Cetrel S.A. (“Cetrel”) of its interest in the corporate capital of Cetrel Lumina Tecnologia e Engenharia Ambiental Ltda; paraxylene purchase and sale agreement between Braskem S.A. and Companhia Petroquímica de Pernambuco – Petroquímica Suape; issue of debt securities in the capital market (“Notes”); contracting of part of basic engineering for the development of the integrated petrochemical project in Mexico.	06.15.2011
Submission to BM&FBOVESPA	06.15.2011

Referring to 2nd quarter of 2011	08.10.2011
Submission to BM&FBOVESPA	08.10.2011

3rd Braskem’s Share Buyback Program	08.26.2011
Submission to BM&FBOVESPA	08.26.2011

Amendment to Braskem S.A. Code of Conduct; investments required to carry out the second stage of the front end loading (FEL) methodology to review investment (“FEL 2”) for COMPERJ’s Petrochemical Project (“Project”); investment in the Integrated Petrochemical Project in Mexico (“Project Ethylene XXI”) through Braskem Idesa S.A.P.I. (“Braskem Idesa”).	09.12.2011
Submission to BM&FBOVESPA	09.12.2011

Referring to 3rd quarter of 2011	11.09.2011
Submission to BM&FBOVESPA	11.09.2011

2012 Action Program (PA)	12.14.2011
Submission to BM&FBOVESPA	12.14.2011

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.